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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          NIELSEN MEDIA RESEARCH, INC.

                           (Name of Subject Company)

                            NINER ACQUISITION, INC.
                                 VNU USA, INC.

                                    VNU N.V.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   653929307

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                   JAMES ROSS
                               VICE PRESIDENT AND
                                GENERAL COUNSEL
                                 VNU USA, INC.
                                 1515 BROADWAY
                               NEW YORK, NY 10036
                           TELEPHONE: (212) 536-6700

                           FACSIMILE: (212) 536-5243

          (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            STEPHEN F. ARCANO, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000
                               SEPTEMBER 7, 1999

      (Date of Event Which Requires Filing of Statement on Schedule 14D-1)

                    TRANSACTION VALUE*                                         AMOUNT OF FILING FEE**
                      $2,655,938,245                                                  $531,188

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 70,355,980 shares of common stock, $0.01 par value per share, including the associated share purchase rights (the "Shares"), of Nielsen Media Research, Inc. at a price of $37.75 per Share in cash, without interest. Such amount reflects the purchase of 57,688,294 Shares outstanding and 12,667,686 Shares issuable pursuant to the exercise of outstanding options.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $531,188
Form or Registration No.: Schedule 14D-1
Filing Part: Niner Acquisition, Inc., VNU USA, Inc. and VNU N.V.
Date Filed: August 20, 1999

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
CUSIP No. 653929307

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS  Niner Acquisition, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    Niner Acquisition, Inc. - 13-4073792

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED 9 PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORIGIN

    Delaware
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES 9CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):

    0.0%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
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                                       2

CUSIP No. 653929307

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS  VNU USA, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    VNU USA, Inc. - 22-2145575

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):

    0.0%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

CUSIP No. 653929307

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS  Niner Acquisition, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    VNU N.V. - N/A

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    BK
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED 9 PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORIGIN

    The Netherlands
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES 9CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):

    0.0%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
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                                       4

                                  TENDER OFFER

    This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on August 20, 1999 (the "Schedule 14D-1") by Niner Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of VNU USA, Inc., a New York corporation ("Parent"), and an indirect wholly owned subsidiary of VNU N.V., a corporation organized under the laws of the Netherlands ("VNU"). The
Schedule 14D-1 relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Nielsen Media Research, Inc., a Delaware corporation (the "Company"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 15, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $37.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

    Item 10(f) is hereby amended and supplemented by incorporating by reference therein the joint press release issued by VNU and the Company on September 7, 1999, a copy of which is filed as Exhibit (a)(8) to the Schedule 14D-1.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

    Item 11 is hereby supplemented and amended by adding the following at the end thereof:

    (a)(8) Joint Press Release of VNU and the Company dated September 7, 1999.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated: September 7, 1999

                                NINER ACQUISITION, INC.

                                By:  /s/ THOMAS A. MASTRELLI
                                     -----------------------------------------
                                     Name: Thomas A. Mastrelli
                                     Title: President

                                VNU USA, INC.

                                By:  /s/ THOMAS A. MASTRELLI
                                     -----------------------------------------
                                     Name: Thomas A. Mastrelli
                                     Title: Chief Operating Officer

                                VNU N.V.

                                By:  /s/ FRANS CREMERS
                                     -----------------------------------------
                                     Name: Frans Cremers
                                     Title: Chief Financial Officer